EXHIBIT 4.1
FLEXIBLE SOLUTIONS INTERNATIONAL INC.

OPTION GRANTING PLAN FOR THE TERM DECEMBER 31, 2002 TO DEC 31, 2003

From time to time it is in the best interests of the Company to grant options to:

1.       Directors and Officers
2.       Employees
3.       Certain consultants not involved in SEC proscribed activities.

The purpose of options in all cases is to:

1. Align the interests of the optionees with those of the Company over time.
2. Provide potential material incentive for effort above and beyond that normally required by a person in that position.
3. Conserve corporate capital by maintaining lower base salaries than might otherwise be reasonable. 4. Ensuring, as much as possible, that consultants regard themselves as part of the ongoing success of the Company and therefore engage more thoroughly.

Method of setting Option Grants:

The Company's standard option agreement is to be used in every case. It is to be modified only as needed for special cases.

1. Directors and Officers options will be set annually. The number requested by a director or officer will be proposed to the Board of Directors by the individual. The compensation committee will adjust as they see fit and place the revised numbers in front of the full board for approval. No board member may vote on their personal option grant. The strike price for options is the market close or higher on the day of grant.
2. Employees may be granted options in numbers and at times decided by the CEO. The Board of Directors must approve the grants. No options will be granted with strike prices below the market close on the day of granting unless there is a very exceptional reason.
3. Consultants who meet the criteria enforced by the SEC regarding capital raising, stock sales, promotion and market making can be granted options at times and in numbers decided by the CEO. The board of directors must approve the grants. The strike price of the options must be the market close on the grant date or higher. In rare, unusual situations, the Company may award options to parties who do not meet the requirements set by the SEC. Options granted to these parties will not be registered ever and in the event they are exercised will be issued as restricted shares and subject to all the rules of restricted shares.


/s/J. H. BIENTJES               /s/ROBERT N.O'BRIEN           /s/DAN O'BRIEN
-------------------             --------------------          ----------------
J. H. Bientjes                  Robert N.O'Brien              Dan O'Brien
Director                        Director                      Director and
                                                              Officer